Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES LAUNCH OF FIRST AN0C TM NATIONAL ADVERTISING CAMPAIGN

Vancouver, B.C. March 17, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and commercial development of high quality stevia, announces a progress update on its China joint venture AN0C. The Company is pleased to announce that AN0C launched the first national advertising campaign in China on March 16 to support the launch of the AN0CTM brand and its first six products.

AN0CTM‘s first advertising campaign is on CCTV, China’s only national TV station. The time slots for the AN0CTM commercials are immediately after the national news which runs from 7:00 to 7:30pm. This has national coverage and is the best advertisement available for both company branding as well as product branding. There are only fourteen slots available during this peak viewing time and it is usually very difficult for a company to secure a spot given high viewership yet GLG was successful in securing one of these slots. The average rating of the national news is estimated at 22% which is the highest rating among all of the daily programs on CCTV. Advertising first on CCTV was determined by AN0C company marketing executives to be the best choice to build both the company as well as product brand and to stimulate initial consumer demand for AN0CTM products.

The commercials communicate the important brand promises of AN0CTM products which are great tasting, better-for-you products that are all naturally sweetened with stevia and contain zero or low calories. You do not have to sacrifice taste for calories with AN0CTM products and they are sweetened with the natural sweetness contained in the stevia leaf.

GLG also plans in the future to launch additional advertising campaigns in several major provincial satellite TV stations which would cover south, central and north China markets. AN0C management see the goal of provincial campaigns to first and foremost increase sales and secondly to support additional company and product branding.

Dr. Luke Zhang, Chairman and CEO of both GLG and AN0C stated, “Today’s announcement is another important milestone in AN0C’s business plan. The AN0CTM brand is the first brand of zero or low calorie beverages launched in China nationally through CCTV. We are very proud of the new AN0CTM brand being launched to the Chinese consumer market and we are very happy again with the support AN0C has received in securing this important CCTV time slot which is targeted by both national China as well as global consumer product companies. It is a fantastic opportunity to get the AN0C company and its brands in front of a large portion of the Chinese consumer market in a very efficient manner. ”

The advertisements from this campaign can be viewed at www.an0c.com

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About AN0C
AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.